UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 22 January, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         KPN sells telecom towers, dated 22 January 2007.

Press release

KPN sells telecom towers	Date
22 January 2007

Number
006pe

KPN is selling its 23 large telecommunications towers and transferring the use of an additional one to the French transmission network services specialist TDF S.A. In doing so, KPN is meeting the condition set by the Dutch Competition Authority NMa when KPN acquired Nozema. At the time, KPN indicated that it does not view the ownership of these towers as core business. KPN’s transmitting equipment for telephone, data, radio and television will remain in the towers, for which KPN and TDF have signed a ten-year lease. The operational management of the towers which was transferred to Novec in March 2006 will also go to TDF including five KPN employees.

The NMa has yet to approve the deal, which covers only the company’s large telecom towers like the ones in Lopik, Rotterdam, Smilde and The Hague.

About KPN

KPN provides telephone, internet and television services to customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services – from voice, internet and data services to fully-managed outsourced ICT solutions – in the Netherlands and internationally. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe

As of September 30, 2006, KPN served 6.1 million fixed-line subscribers and 2.3 million Internet customers in the Netherlands as well as 22.9 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,412 individuals (25,921 FTEs). KPN was incorporated in 1989 and its shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

About TDF

TDF, a partner of television and radio broadcasters, telecommunications operators and local authorities, is a leading broadcasting, mobile telephony and wireless broadband network and infrastructure operator and service provider.

TDF services — analogue and digital television and radio broadcasting, multimedia services, roll-out, maintenance and management of wireless telecommunications networks — are based on recognized expertise, on the unique footprint provided by its 7,500 wireless sites, and on value-added top-quality customer service.

The TDF group plays a dynamic role in Europe in the convergence between broadcast services and telecommunications and is a major partner in the development and construction of wireless digital facilities and infrastructure.

The TDF Group with 3900 employees, has generated a turnover of Euro 954 Millions in 2005, out of which Euro 140 Millions are coming from its international subsidiaries. It is active in France, Finland, Spain, Poland, Estonia and Monaco.

TDF main shareholders are TPG (42%), CDC (24%), AXA Private Equity (18%), Charterhouse (14%).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: January 25, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel